TYPE: RW
SEQUENCE: 1
DESCRIPTION: REQUEST FOR WITHDRAWAL OF REGISTRATION


ND HOLDINGS, INC.
1 North Main Street
Minot, North Dakota  58703

May 15, 2002

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE: Withdrawal of Registration Statement on Form S-4
      Registration Number 333-60102
      Original filing May 3, 2001

Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, ND Holdings, Inc., a North Dakota corporation (the "Company"), hereby applies for withdrawal of the above referenced Registration Statement and hereby requests an order consenting to the withdrawal be entered by the Commission. The registration was never effective and no securities included in the registration have been or will be sold or otherwise distributed.

The Company determined to withdraw the registration in order to concentrate on acquisition opportunities which became available to it.

Your assistance in this matter is greatly appreciated. Any questions may be referred to our Securities Counsel, Mr. Gordon Dihle at 303-397-1956.


Sincerely,
/s/ Robert Walstad
Robert Walstad, Chairman of the Board
and Chief Executive Officer